                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)


                               NBC Internet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628730-10-5
                  ---------------------------------------------
                                 (CUSIP Number)

                                   CNET, Inc.
                               150 Chestnut Street
                             San Francisco, CA 94111
                                 (415) 395-7800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 29, 1999
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO. 628730-10-5                                                               PAGE 2 OF 6 PAGES
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
1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          CNET, Inc.


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                               (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
          Not Applicable.

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
          Not Applicable.

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States.

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                      7    SOLE VOTING POWER
   NUMBER OF
     SHARES
                           7,147,584*

                    --------------------------------------------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY
       EACH                None.
                    --------------------------------------------------------------------------------------------------
    REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                7,147,584

                    --------------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           None.
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,147,584

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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                   [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.12%

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14      TYPE OF REPORTING PERSON

          CO

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

** All shares held by CNET, Inc. are subject to a Voting and Right of First Offer Agreement by and between CNET, Inc. and National Broadcasting Company, Inc.


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CUSIP NO. 628730-10-5                   13D                    PAGE 3 OF 6 PAGES



ITEM 1.  SECURITY AND ISSUER

                  The securities to which this statement relates is the Class A Common Stock, $0.0001 par value (the "Common Stock") of NBC Internet, Inc., a Delaware corporation (the "Issuer" or "NBCi"), the principal executive offices of which are located at 300 Montgomery Street, Suite 300, San Francisco, California 94104.

ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is being filed by CNET, Inc., a Delaware corporation ("CNET"), with its principal executive offices located at 150 Chestnut Street, San Francisco, California 94111. The principal business activities of CNET are the operation of television and internet programs providing information on computers, the internet and digital technologies. CNET has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). CNET has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  CNET acquired the shares of Class A common stock in exchange for the transfer of CNET's ownership in Snap! LLC to an affiliate of the Issuer pursuant to the terms of the Agreement and Plan of Contribution and Merger dated May 9, 1999, as amended on October 20, 1999 among CNET, Xoom.com, Inc., Xenon 2, Inc., Xenon 3, Inc. and Snap! LLC (the "Merger Agreement"). The exchange was effective November 29, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

                  As described in Item 3, CNET acquired the Class A common stock pursuant to the terms of the Merger Agreement. The transactions contemplated by the Merger Agreement were part of a series of transactions that formed NBCi. These transactions are discussed in detail in the proxy statement/prospectus dated November 2, 1999 which forms part of NBCi's Registration Statement on Form S-4 (Registration Number 333-82639).

                  CNET does not have any present plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).


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CUSIP NO. 628730-10-5                   13D                    PAGE 4 OF 6 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) CNET beneficially owns 7,147,584 shares of the Common Stock, which represents approximately 26.12% of the outstanding Class A common stock of the Issuer.

         (b) Except as disclosed in Item 5(a), CNET does not beneficially own any shares of the common stock of NBCi.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  CNET has entered into a Registration Rights Agreement dated November 30, 1999 with NBCi, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Chris Kitze and Flying Disc Investments Limited Partnership. Under the Registration Rights Agreement, NBCi, upon the request of CNET, is obligated to file a Registration Statement on Form S-1 and/or a shelf registration statement upon CNET's demand. CNET is entitled to exercise its initial demand right before other parties for a period of 60 days following consummation of the Merger Agreement. In such event, the Class A common stock requested by CNET to be included in such offering may be reduced to the lesser of 50% of the securities to be sold or all of the securities requested to be included by CNET, with the remainder to be allocated between NBCi and Mr. Kitze.

                  CNET has also entered into a Voting and Right of First Offer Agreement dated November 29, 1999 by and between CNET and National Broadcasting Company, Inc. ("NBC") under which CNET agreed to vote its shares of Class A common stock in the same manner as NBC with respect to the following transactions regarding NBCi:

                  o change in control transactions, including a merger, business combination and sale of substantially all assets or equity securities of NBCi; or

                  o other material transactions, including any sale of more than 5% of the total assets or equity securities of NBCi.

         In addition, NBC has a right of first offer to purchase shares of Class A common stock owned by CNET upon CNET's notice to NBC describing the material terms of the proposed sale or transfer to a third party other than NBC.

                  To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint

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CUSIP NO. 628730-10-5                   13D                    PAGE 5 OF 6 PAGES


         ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Registration Rights Agreement dated November 30, 1999 with NBCi, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Chris Kitze and Flying Disc Investments Limited Partnership is incorporated herein by reference to
                  Exhibit 1 to the Schedule 13D filed by Chris Kitze on December 9, 1999.

Exhibit 99.2 Voting and Right of First Offer Agreement dated November 29, 1999 by and between CNET, Inc. and National Broadcasting Company, Inc.
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CUSIP NO. 628730-10-5                   13D                    PAGE 6 OF 6 PAGES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 13, 1999


                                             CNET, Inc.


                                             By:  /s/ Douglas N. Woodrum
                                                  ------------------------------
                                                  Douglas N. Woodrum
                                                  Chief Financial Officer


Exhibit 1 Registration Rights Agreement dated November 30, 1999 with NBCi, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Chris Kitze and Flying Disc Investments Limited Partnership is incorporated herein by reference to
                  Exhibit 1 to the Schedule 13D filed by Chris Kitze on December 9, 1999.